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SEC
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FEB 27 2013

Washington DC
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[redacted]

S 13010751 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN CAPITAL SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Town and Country Road, STE 530
(No. and Street)

Orange, (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darol K. Paulsen 714 547-9481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bates Coughtry Reiss LLP
(Name – *if individual, state last, first, middle name*)

2601 Saturn Street, STE 210 (Address) Brea (City) California (State) 92821-9481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/20/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAROL K. PAULSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crown Capital Securities, L.P., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C. E. O.

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2013, by Darol K. Paulsen

______________________________,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

MELINDA JIANNINO
Commission # 1962422
Notary Public - California
Orange County
My Comm. Expires Dec 2, 2015

(Seal)

Signature Melinda Jiannino
Notary Public

CROWN CAPITAL SECURITIES, L.P.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

Certified Public Accountants
Brea, California

CROWN CAPITAL SECURITIES, L.P.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

INDEPENDENT AUDITORS' REPORT

Partnership's Management
Crown Capital Securities, L.P.
Orange, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2012 and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Brea, California
February 22, 2013

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS:	
Cash	$ 3,209,040
Commissions receivable	2,050,644
Prepaid insurance	95,932
Total current assets	5,355,616
OTHER ASSETS:	
Deposit - Pershing LLC	50,000
Deposit - National Financial Services LLC	25,000
Deposits - Other	4,152
Investments	226
Total assets	$ 5,434,994

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:	
Commissions payable	$ 2,512,072
Conference deposits	272,107
Accrued tax provision	1,025
Accrued expenses	148,606
Total current liabilities	2,933,810
LONG-TERM LIABILITIES	-
Total liabilities	2,933,810
COMMITMENTS	-
PARTNERS' CAPITAL	2,501,184
Total liabilities and partners' capital	$ 5,434,994

See Independent Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

REVENUE:	
Variable annuities	$ 12,484,628
Mutual funds & 12B-1	6,223,512
RIA and asset management	8,484,894
Limited partnerships	4,594,711
Securities	2,002,210
Tax sheltered annuities	415,342
Variable life	229,756
Pershing and NFS	214,122
Marketing fees	185,379
Reimbursements - insurance	833,355
Reimbursements - net exchange	47,306
Representative statement services	95,255
Other Income	138,325
Total revenue	35,948,795
EXPENSES:	
Automobile expenses	18,932
Advertising, printing, & postage	160,700
Bank charges	4,676
Commission expense	30,490,438
Contract service fees - personnel	1,984,550
Contract service fees - facilities & equipment	335,019
Conferences and seminars	2,000
Computer services	135,027
Computer image processing	5,223
Dues and subscriptions	186,387
Insurance	712,784
Meals & entertainment	125,343
Office supplies and expenses	72,544
Professional fees	413,284
Tax, license and permits	368,353
Tax, states provision	1,025
Miscellaneous expenses	22,785
Security	880
Settlements	272,000
Total expenses	35,311,950
NET INCOME	$ 636,845

See Independent Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2012

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 930,044	$ 934,295	$ 1,864,339
Net Income	428,788	208,057	636,845
Distributions to Partners	-	-	-
Ending Balance at December 31, 2012	$ 1,358,832	$ 1,142,352	$ 2,501,184

See Independent Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 636,845
Adjustments to reconcile net income to net cash provided by operating activities:		
Cancellation of commsision loan receivable	$ 48,698	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(295,727)	
Increase in prepaid expenses	(4,112)	
Increase in deposits	(130)	
Increase in commissions payable	373,930	
Decrease in conference deposits	(3,620)	
Decrease in accrued tax provision	(8,105)	
Decrease in accrued expenses	(523,789)	
Total adjustments		(412,855)
Net cash provided by operating activities		223,990
CASH FLOWS FROM INVESTING ACTIVITIES:		
None		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
None		-
Net Increase in Cash and Cash Equivalents		223,990
Cash and Cash Equivalents at Beginning of Year		2,985,050
Cash and Cash Equivalents at End of Year		$ 3,209,040

See Independent Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 and is a registered broker-dealer with the SEC and is a member of FINRA. The Limited Partnership is a non-issuer (introducing) broker-dealer and serves as an investment advisor and provides related investment services and activities such as seminars and conferences.

Effective June 1, 1999, the Partnership purchased the broker-dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2012 the Partnership is registered in fifty states and in Washington, D.C.

B. The Partnership has entered into an expense reimbursement service agreement with Consolidated Brokerage Services, Inc. (a California corporation), where Consolidated Brokerage Services, Inc. provides professional and administrative personnel and various office services for the Partnership. In addition to the expense reimbursements, the Partnership pays a monthly processing fee to Consolidated Brokerage Services, Inc., as indicated in Note 6.

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed the December 31, 2012 commission receivable balance of $2,050,644. All significant receivables have been collected within 45 days following the close of the year. As such, no allowance for bad debts has been included in the financial statements. Approximately $183,849 of the commissions receivable as of December 31, 2012 were held in various brokerage escrow accounts with Pershing LLC which also serves as one of the Partnership's clearing broker-dealers and which maintains custodial accounts of the Partnership's customers.

E. Commissions are reflected as income when earned on a trade-date basis and commissions due to broker-dealer sales representatives are recorded as an expense on that same basis.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2012 is $103,122.

G. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

H. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. The Partnership's financial instruments are cash and cash equivalents, commissions receivable, and commissions payable which approximate their estimated fair values based on their short-term nature.

J. The Partnership's investment's recorded value of $226 has been reported at cost basis which approximates its estimated fair value as of December 31, 2012.

NOTE 1 – NATURE OF OPERATIONS and SIGNIFICANT ACCOUNTING POLICIES (continued)

K. The Partnership implements FASB ASC 740, Income Taxes (formerly referenced as SFAS Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changes the framework for accounting for uncertainty in income taxes. Management has considered its tax positions and believes that the positions taken by the Partnership are more-likely-than-not to be sustained upon examination.

The federal and state income tax returns of the Partnership are subject to examination by the IRS for three years after the tax returns are filed. For state authorities the income tax returns generally are subject to examination for a four year period after the tax returns are filed. For the years 2008 through 2011 the Partnership filed the tax returns by their respective due dates. The tax return for year ended 2012 has a pending filing due date of April 15, 2013.

All material tax effects of the Partnership's income or loss are passed through to the partners individually.

L. The Partnership's management has evaluated subsequent events through February 22, 2013, the date that the financial statements were available to be issued. Significant subsequent events identified by management that would require adjustment of or a disclosure in the accompanying financial statements are referenced in note 11.

NOTE 2 – CASH AND CASH EQUIVALENTS

As of December 31, 2012 cash and cash equivalents consist of:

Cash in Union Bank of California	$ 3,209,040
Certificates of Deposit: None	-
Total	$ 3,209,040

NOTE 3 – CONFERENCE DEPOSITS

The net conference deposits of $272,107 at December 31, 2012 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs that are scheduled to be held during year 2013.

NOTE 4 – CONTINGENT LIABILITY

The Partnership acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Partnership may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Partnership to date has been insignificant.

See Independent Auditors' Report.

NOTE 5 – OPERATING LEASES

The Partnership leases office space in Orange, California. The lease was amended in November 2009 and expires in May 2015. The Partnership also leases some office equipment through September 2015. The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2013 - $259,238; 2014 - $266,232 and 2015 - $115,632.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various administrative and office services for the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement that requires the monthly reimbursement of operating expenses and a monthly processing fee of $2,500 to be paid by the Partnership. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2012, the Partnership paid $2,994,223 to Consolidated Brokerage Services, Inc. for the reimbursement of the various general and administrative expenses, and processing fees pursuant to the service agreement.

The Partnership records the service agreement payments by expense categories consisting of: personnel, facilities and equipment, and various other general and administrative expense categories.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2012, the Partnership paid CCIA $9,100 as reimbursement for expenses.

NOTE 7 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

Cash paid during the year for:

Interest Expense	$ -
States Income Taxes	$ 11,475

Supplemental schedule of noncash investing and financing activities: none.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Commissions Receivable

Most of the Partnership's business activity of selling various types of registered securities and investments on a commission basis is done through regulated investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its general non-interest earning cash account in Union Bank of California and periodically purchases various short term certificates of deposit from other banks through UnionBanc Investment Services, LLC. Pursuant to the current insurance provisions of the Federal Deposit Insurance Corporation (FDIC), non-interest bearing transaction bank accounts are insured for the entire balance. Accordingly, the Partnership did not have any excess uninsured cash balances as of December 31, 2012. However, effective January 1, 2013, the revised FDIC insurance provisions will limit deposit insurance coverage to $250,000 per account ownership category.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to allowable net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Partnership had net allowable capital of $2,181,405 as computed in supplementary schedule I, which was $1,985,818 in excess of its required net capital of $195,587. The required net capital is computed at .0666667 of the $2,933,810 liabilities indicated on the December 31, 2012 Statement of Financial Condition. The Partnership's liabilities to net capital ratio was 1.3449 to 1.

NOTE 10 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2012 the Partnership is named as a defendant in five statements of claims, a civil action and two pending settlements. There is an approximate minimum aggregate amount of $4,716,375 in claims seeking compensatory damages. The amount does not included additional unspecified amounts for punitive damages, legal fees and other costs. In a separate multi-defendant civil case a court has granted a motion filed by the Partnership to compel arbitration but to date no such arbitration claim has been filed by the plaintiff that remains in a civil action against the other defendants. For the five claims which remain subject to FINRA arbitration, and for the on-going civil case, the Partnership's management believes it has meritorious defenses and will be vigorously defending itself against the claims with their legal counsel proceeding accordingly. However, the outcome is yet uncertain. Such FINRA arbitration proceedings and civil actions are not uncommon in the broker-dealer industry and usually involve claims were the Partnership either defends itself successfully, or upon meeting their $25,000 insurance deductible per claim, any excess settlement balance is expected by management to be covered by their insurance provider. Since the outcome of the pending cases remains unknown and because the amount of any actual loss remains uncertain a loss contingency has not been accrued in the financial statements.

See Independent Auditors' Report.

NOTE 10 – CONTINGENCIES AND UNCERTANTIES (continued)

As of December 31, 2012 the Partnership has involved in litigation against one of their former insurance providers. The Partnership is seeking monetary restitution of approximately $1,295,000 for denied insurance coverage for settlements previously paid in a prior year and for legal fees incurred. However, the outcome is yet uncertain and therefore a gain contingency has not been accrued in the financial statements.

NOTE 11 – SUBSEQUENT EVENTS

On February 14, 2013 the Partnership entered into a $15,000 release of claim settlement. The amount was accrued as a year ended December 31, 2012 payable since the claim originated in year 2012.

On February 21, 2013 the Partnership received a notice of a Mediator's settlement proposal that has been accepted for an amount of $132,500 payable to the claimant. Prior to December 31, 2012 the Partnership had met their insurance deductible for that claim and the balance due is subject to coverage by the insurance provider.

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Partnership's Management
Crown Capital Securities, L.P.
Orange, California

We have audited the financial statements of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of and for the year ended December 31, 2012, and we have issued our report thereon dated February 22, 2013, which contained and unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, IV and V required by rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards, generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV and V is fairly stated in all material respects in relation to the financial statements as a whole.

Bates Coughtry Reiss LLP

Brea, California
February 22, 2013

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

SUPPLEMENTARY INFORMATION

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULES
December 31, 2012

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital, at December 31, 2012		$ 2,501,184
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		2,501,184
Non-allowable assets:		
Commissions receivable	$ (192,939)	
Loans receivable	-	
Prepaid insurance	(95,932)	
Deposits & Investments	(4,378)	
Less total non-allowable assets		(293,249)
Less other deductions:		
Fidelity bond deductible		(26,530)
Net capital pursuant to Rule 15c3-1		$ 2,181,405

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE IV

Reconciliation of net capital computation to the reserve computation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Accordingly, no computation or reconciliation is required.

See Independent Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2012

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/2012	$ 2,519,164	$ (275,907)	$ 2,243,257
Audit Adjustments:			
Increase/(Decrease) in Revenue:	473,801	-	473,801
Decrease/(Increase) in Expenses:	(491,781)	-	(491,781)
(Increase)/Decrease in Assets:			
Commissions Receivable - non-allowable	-	(47,877)	(47,877)
Decrease/(Increase) in Other Reductions:			
Fidelity Bond Provision	-	4,005	4,005
Net Capital, 12/31/12	$ 2,501,184	$ (319,779)	$ 2,181,405

See Independent Auditor's Report.

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Partnership's Management
Crown Capital Securities, L.P.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Crown Capital Securities, L.P. (a Delaware Limited Partnership), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners', Partnership's management, the SEC, the PCAOB, the Financial Industry Regulatory Agency (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brea, California
February 22, 2013

C E R T I F I E D · P U B L I C · A C C O U N T A N T S

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss

Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Debra L. Howe
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe
(1946 - 2005)

*Professional Corporation

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Partnership's Management
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC), for the year ended December 31, 2012, which were agreed to by Crown Capital Securities, L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Crown Capital Securities, L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crown Capital Securities, L.P.'s management is responsible for Crown Capital Securities, L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, which you prepared, with the respective cash disbursements records entries in the Partnership's "Cash in Bank" Check Register and referenced as check #7440 in the amount of $22,365 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers consisting of the Profit and Loss Report for December 31, 2012 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by comparing the Profit and Loss Reports for the periods ending January 1, 2012 and December 31, 2012 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SPIC-7 on which it was originally computed noting no differences.

2601 Saturn Street, Suite 210 • Brea, California 92821-6702 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bartig Gray Pariss LLP

Brea, California
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017264 FINRA DEC
CROWN CAPITAL SECURITIES LP 20*20
725 W TOWN AND COUNTRY RD STE 530
ORANGE CA 92868-4728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 41489

B. Less payment made with SIPC-6 filed (exclude interest) (19124
7-29-12
Date Paid

C. Less prior overpayment applied (

D. Assessment balance due or (overpayment) 22365

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22365

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22365

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crown Capital Sercurites LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 21 day of Feb, 2013.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$35948795
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	35948795
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	19353238
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	19353238
2d. SIPC Net Operating Revenues	$16595557
2e. General Assessment @ .0025	$ 41489

(to page 1, line 2.A.)